FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWABS, Inc.
Exact Name of Registrant as Specified in Charter

0001021913
Registrant CIK Number

Form 8-K, December 29, 2003, Series 2003-BC6

333-109272

Name of Person Filing the Document
(If Other than the Registrant)

03043577

PROCESSED
JAN 05 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 31 2003
WASH., D.C. 155

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CWABS, INC.

By: ______________________

Name: Michael Schloessmann

Title: Vice President

Dated: December 29, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

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* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

CWABS 2003-BC6

Class M4

	Fwd LIBOR			Fwd LIBOR + 200 bp		
	30% Severity	40% Severity	50% Severity	30% Severity	40% Severity	50% Severity
BreakCDR	8.708 CDR	6.552 CDR	5.25 CDR	5.757 CDR	4.332 CDR	3.472 CDR
Collat Cum Loss	39,718,696.33 (9.90%)	39,428,442.88 (9.83%)	39,244,706.92 (9.79%)	25,894,909.87 (6.46%)	25,803,942.24 (6.43%)	25,746,534.61 (6.42%)

Class M5

	Fwd LIBOR			Fwd LIBOR + 200 bp		
	30% Severity	40% Severity	50% Severity	30% Severity	40% Severity	50% Severity
BreakCDR	6.739 CDR	5.073 CDR	4.067 CDR	4.48 CDR	3.366 CDR	2.696 CDR
Collat Cum Loss	30,442,914.70 (7.59%)	30,311,588.34 (7.56%)	30,230,642.04 (7.54%)	20,028,229.44 (4.99%)	19,958,416.12 (4.98%)	19,919,304.43 (4.97%)

Class B

	Fwd LIBOR			Fwd LIBOR + 200 bp		
	30% Severity	40% Severity	50% Severity	30% Severity	40% Severity	50% Severity
BreakCDR	5.529 CDR	4.159 CDR	3.333 CDR	3.851 CDR	2.892 CDR	2.315 CDR
Collat Cum Loss	24,831,373.70 (6.19%)	24,742,389.55 (6.17%)	24,688,895.41 (6.16%)	17,164,914.33 (4.28%)	17,109,678.88 (4.27%)	17,073,830.40 (4.26%)

Assumptions
Fixed Collat run at 10cpr
Arm Collat run at 100% of Pricing speed Arm Ramp (except at 200% of the Arm ramp over first 12 months)
Run to Maturity
Failing Triggers
All-in Speeds
6mo Lag
100% Servicer Advance